September 15, 2010

Via Facsimile and U.S. Mail

Jennifer L. Good
President and Chief Executive Officer
Penwest Pharmaceuticals Co.
2981 Route 22, Suite 2
Patterson, New York 12563-2335

> **Re: Penwest Pharmaceuticals Co.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 7, 2010**
> **File No. 001-34267**

Dear Ms. Good:

We have limited our review of your proxy statement to the issue we have addressed in our comment.

Please respond to this letter by revising your proxy statement. If you do not believe our comment applies to your facts and circumstances or do not believe a revision is appropriate, please tell us why in a response.

After reviewing any revised proxy information you provide in response to this comment, we may have additional comments.

Where You Can Find More Information, page 78

1. We note that you have not incorporated by reference the Current Reports on Form 8-K that you filed on February 25, 2010 and June 25, 2010. Please include these two filings together with the ones that you have listed in this discussion as being incorporated by reference to your proxy statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Securities Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director